Exhibit 99.1

Stellantis to Participate in the 2024 Bank of America
European Autos and Future Car Virtual Conference

AMSTERDAM, September 19, 2024 – Natalie Knight, Stellantis Chief Financial Officer, will participate in a fireside chat on Monday, September 23 at 4 p.m. CEST / 10 a.m. EDT at the 2024 Bank of America European Autos and Future Car Virtual Conference.

To watch the live session, visit the following webcast link: https://bofa.veracast.com/webcasts/bofa/euautos2024/4Z7ac1.cfm

Details for watching the fireside chat are also available under the Investors section of the Stellantis corporate website. For those unable to attend the live session, a recorded replay will be accessible following the event.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com